SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of           October, 2008
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 31, 2008 Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

October 31, 2008
angela.haigh@sjrb.ca
paul.bachand@sjrb.ca

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	Office of the Administrator of the Securities Act, New Brunswick

Ontario Securities Commission	British Columbia Securities Commission

Registrar of Securities, Prince Edward Island	L’Autorité des marchés financiers
Dear Sirs:

RE:	SHAW COMMUNICATIONS INC.
Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	January 15, 2009

RECORD DATE FOR NOTICE:	November 26, 2008

RECORD DATE FOR VOTING:	November 26, 2008

BENEFICIAL OWNERSHIP DETERMINATION DATE:	November 26, 2008

SECURITIES ENTITLED TO NOTICE:	Class A Common Class B Non Voting

SECURITIES ENTITLED TO VOTE:	Class A Common
Yours very truly,
CIBC MELLON TRUST COMPANY
Judy Power
Associate Manager, Trust Central Services

cc:	CDS & Co. (Via Fax)
bb/NM_Shaw